Exhibit 99.1

Renren Announces US$150 Million Share Repurchase Program

BEIJING, China, September 29, 2011 — Renren Inc. (NYSE: RENN), the leading real-name social networking internet platform in China (“Renren” or the “Company”), today announced that its board of directors has authorized a share repurchase program to be implemented by the Company.

Renren’s board of directors has authorized, but not obligated, the Company to repurchase up to US$150 million of its own outstanding American Depositary Shares (“ADSs”) within one year from September 29, 2011. The repurchases may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18 plans, in privately negotiated transactions, in block trades or other legally permissible ways from time to time depending on market conditions and in accordance with applicable rules and regulations.

Renren expects to implement this share repurchase program in a manner consistent with market conditions and the interest of its shareholders. Renren’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. Renren plans to fund repurchases made under this program from its available cash balance.

“We believe this share repurchase program is in the best interest of Renren and our shareholders. We are confident about the Company’s long-term growth prospects as the market leader in the real name social networking services in China and will continue to focus on the execution of our business strategy to benefit from the growth opportunity in this sector,” commented Joseph Chen, Chairman and Chief Executive Officer.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, and the social commerce website Nuomi.com. Renren had approximately 124.2 million activated users as of June 30, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Renren’s management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. These risks, uncertainties and other factors that may affect the Company’s results of operations are summarized in the Company filings or submission the Company made and available on the website of the United States Securities and Exchange Commission at www.sec.com. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (+86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

Caroline Straathof

IR Inside

Tel: (The Netherlands) +31 6 5462 4301

Tel: (China): +86 136 9310 5055

Email: info@irinside.com